NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

          (a)  The following pro forma adjustment is primarily used to record the estimated par value of New RC common stock ($.01) to be issued to existing Pepco and
Conectiv stockholders and to eliminate each company's existing par value common stock balance. The pro forma number of shares of New RC common stock to be issued was calculated using the number of Pepco common stock and Conectiv common stock and Class
A common stock shares outstanding at June 30, 2001. Each outstanding share of Pepco common stock was converted into one share of New RC common stock and each outstanding share of Conectiv common stock and Class A common stock was converted into New RC common stock on the basis outlined in the merger agreement, as shown below:

At June 30, 2001 (Amounts in Millions, except per share amounts)
Adjustment to Record New RC Par Value Total consideration to be paid to Conectiv's stockholders	$2,196.0
Portion to be paid in cash--(50%)	1,098.0
New RC stock to be issued as consideration to Conectiv stockholders--(50%)	$1,098.0
Price per share based upon average Pepco share price immediately before and after announcement of merger agreement [Also see Adjustment (f)]	$ 21.89
Number of New RC shares to be issued to Conectiv stockholders, net of treasury shares	50.2
Number of New RC shares to be issued to Pepco stockholders, net of treasury shares	108.0
Total number of New RC shares to be issued	158.2
Par value per share	$ 0.01
Adjusted par value of New RC shares to be issued	$ 1.6
Elimination of Pepco's common stock (par value), as reported	$ (118.5)
Elimination of Conectiv's common stock and Class A Common stock (par value), as reclassified	$ (.9)
Adjustment to common stock	$ (117.8)

         The par value calculation above assumes that at the consummation of the transaction the Average Final Price equals $21.89. The merger agreement defines boundaries (the "collar") for the Average Final Price. If the Average Final Price is
within the collar, the total consideration paid to Conectiv Stockholders will remain the same and have no impact on the pro forma financial information except for earnings and dividends per share described below. If the Average Final Price does not fall within the established collar of $19.50 to $24.50 then the effect of the Average Final
Price and the Conectiv common stock exchange ratio, as defined in the merger agreement, will impact the pro forma financial information including total goodwill, goodwill amortization, and paid in capital. The impact of Pepco's closing share price being above $24.50 or below $19.50 will be as follows:
O

If the Average Final Price falls below $19.50, the total number of New RC common stock shares issued to Conectiv common stockholders will increase by approximately 6.1 million shares. For each $1.00 decrease in the Average Final Price below $19.50, the total merger consideration, as described would decrease by approximately $112.6 million primarily resulting in a decrease to additional paid in capital and goodwill relating to the Pro Forma Combined Balance Sheet, a decrease to goodwill amortization and increase to net income of $0.7 million and an increase in earnings per share of approximately $0.004 related to the June 30, 2001 Pro Forma Combined Statement of Earnings.

O

If the Average Final Price rises above $24.50, the total number of New RC common stock shares issued to Conectiv common stockholders will decrease by approximately 5.4 million shares.

For each $1.00 increase in the Average Final Price above $24.50, the total merger consideration would increase by approximately $89.6 million primarily resulting in an increase to additional paid in capital and goodwill relating to the Pro Forma Combined Balance Sheet, an increase to goodwill amortization and decrease to net income of $0.6 million and a decrease in earnings per share by approximately $0.004 related to the June 30, 2001 Pro Forma Combined Statement of Earnings.

          The impact to pro forma earnings per share of Pepco's closing shares price being between $19.50 and $24.50 will be as follows:
O	As of June 30, 2001, each $0.10 change in the Average Final Price between $19.50 and $21.89 would result in an a decrease in earnings per share of less than $0.001 to a maximum of $0.02.
O	As of June 30, 2001, each $0.10 change in the Average Final Price between $21.89 and $24.50 would result in an increase in earnings per share of less than $0.001 to a maximum of $0.02.

          As a result of the cash used in this transaction, for the twelve months ended June 30, 2001, pro forma interest revenue was adjusted to eliminate interest earned on divestiture proceeds during that period. The related pro forma income tax benefit was also recorded.

          (b) Adjustment to reflect New RC's additional paid-in capital:
At June 30, 2001 (Amounts in millions)
Change in par value of Pepco common stock ($1 par value) upon conversion to 108.0 million shares of New RC common stock ($.01 par value)	$ 106.9
Stock consideration to Conectiv's stockholders in excess of New RC common stock par value	1,097.5
Elimination of Conectiv's historical additional paid-in capital	(1,121.5)
Adjustment to additional paid-in capital	82.9

          (c) Under the terms of the merger agreement, Pepco's treasury stock will be canceled. This pro forma entry eliminates Pepco's treasury stock against additional paid in capital and retained earnings on a pro rata basis. Also, Conectiv's historical amounts related to treasury stock, unearned compensation, accumulated other comprehensive loss, and retained income are eliminated in this entry.

          (d) The table below presents New RC's estimated total cost of acquiring
Conectiv and the allocation of that cost to Conectiv's identifiable tangible and intangible assets and liabilities. Although this calculation is preliminary, it represents all supportable adjustments known to Conectiv's and Pepco's management at
June 30, 2001.

	At June 30, 2001
	Conectiv (as adjusted)	Fair Value Amount	Required Pro Forma Adjustments
	(Amounts in millions)
Consideration to be paid to Conectiv's stockholders [see Adjustment (a)]		$2,196.0	--
Add: Estimated direct acquisition costs to be incurred by Pepco		16.0	--
Total acquisition costs		$2,212.0
Less assets acquired:
Property, plant and equipment, net	3,186.0	3,395.4	209.4 (1)
Investments and other assets (excluding Conectiv's historical goodwill)	1,748.6	2,249.8	501.2 (2)
Current assets	1,503.5	1,503.5	--
Total assets acquired (excluding Conectiv's historical goodwill)	6,438.1	7,148.7
Add liabilities acquired:
Preferred stock and securities of Subsidiaries	273.4	283.2	9.8 (4)
Long-term debt	1,961.0	2,019.5	58.5 (4)
Current liabilities	2,118.4	2,118.4	--
Deferred credits and other liabilities	1,178.0	1,143.5	(34.5)(5)
Total liabilities acquired	5,530.8	5,564.6
Liabilities assumed		48.5	48.5 (3)
Deferred income tax liability		214.1	214.1 (6)
Goodwill		890.5
Elimination of Conectiv's historical Goodwill		(335.5)
Adjustment to goodwill		55.0

          (1) This amount includes an adjustment to record non-regulated generating assets at fair value. Fair value was determined based on independent valuations performed during 2000. The fair value of Conectiv's regulated assets reflect their book value due to the jurisdictional ratemaking process, as regulated assets are recognized for ratemaking purposes at their book values in determining regulated revenue requirements. Accordingly, the economic substance is that the fair value of regulated assets is their book value.

          (2) This amount consists of an adjustment to record additional prepaid pension assets based on the excess of plan assets over the projected benefit obligation after eliminating unrecognized actuarial gains, prior services costs and net transaction assets and an entry to record the fair value of Conectiv's energy contracts as determined by comparing contractual costs to quoted market prices for equivalent purchase energy contracts.

          (3) This amount consists of adjustments for the assumption of liabilities related to estimated merger costs for Conectiv, estimated compensation that Conectiv will incur due to the change in control, and an amount to record an estimated liability associated with Conectiv's settlement of stock options held by certain
Conectiv officers and management.

          (4) Adjustment to record Conectiv's long-term debt and preferred stock at fair value.

          (5) Adjustment primarily to record Conectiv's post retirement benefits projected plan obligation at fair value.

          (6) Represents the net deferred tax liability for the estimated income tax effect of the accompanying pro forma adjustments using an estimated effective tax rate of 40%.

          (e) Adjustment for the twelve months ended June 30, 2001 to reflect the amortization of goodwill over a 40-year period and to record depreciation resulting from the pro forma adjustments to property plant and equipment. Depreciation was computed using an estimated depreciation rate of 3%.

          (f) Adjustment to reflect the weighted average number of New RC's common stock shares outstanding (158.2 million). Total shares issued are contingent upon the
Average Final Price of Pepco common stock. Therefore, movements in the Average Final
Price may impact earnings per share as described in Adjustment (a). The total shares issued by New RC will change only with respect to shares issued to Conectiv stockholders.

          (g) Adjustment to eliminate Conectiv's historical accumulated depreciation on property plant and equipment.

          (h) Adjustment to record the net increase in New RC cash through the issuance of either short-term debt, long-term debt, or equity, prior to the merger date and through the authorization date. New RC intends to use this cash for merger related financing, for the acquisition of up to $1.5 billion of utility property by the direct and indirect utility subsidiaries of CEH and the internal financing thereof, for interim financing of its construction and capital expenditure programs, for working capital needs, to meet unexpected contingencies, for payment and timing differences, for cash requirements, to otherwise finance its own business, and for other lawful general corporate purposes. The use of proceeds from the financing would be limited to use in the operations of the respective businesses in which such subsidiaries are already authorized to engage.

          (i) Adjustment for illustrative purposes to record the pro forma financing issuances of short-term debt through the authorization period.

          (j) Adjustment to reflect Pepco long term debt maturities occurring December
2001 ($100 million) and January 2002 ($40 million) and adjustment, for illustrative purposes, to record the issuance of long term debt in connection with the merger and through the authorization period.

          (k) Adjustment for illustrative purposes to record the issuance of common stock in connection with financing activities through the authorization period.

          (l) Adjustment to record additional annualized interest expense based on pro forma debt obtained through the authorization period. Short-term debt interest is recorded at 5.75% and long-term debt is recorded at 7.5%.

          (m) Adjustment to record the pro forma tax impact of Adjustments (l) using a tax rate of 40%.

          (n) Adjustment for illustrative purposes to record shares issued via
Adjustment (k) above.